SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, THE SOUTHERN HEMISPHERE´S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES FOURTH QUARTER 2005 AND YEAR 2005 CONSOLIDATED RESULTS OF TELESP CELULAR PARTICIPAÇÕES S.A.

São Paulo - Brazil, February 23, 2006 – Telesp Celular Participações S.A. (TCP) (BOVESPA: TSPP3 (ON = Common Shares) / TSPP4 (PN = Preferred Shares); NYSE: TCP), announced today its consolidated results for fourth quarter 2005 and year 2005 (4Q05 and 2005). The Company´s operating and financial information, except as otherwise indicated, is presented in Brazilian reais in accordance with Brazilian Corporate Law. TCP controls: (i) 100% of the share capital of Telesp Celular S.A. (TC); (ii) 100% of the share capital of Global Telecom S.A. (GT); and (iii) 90.59% of the voting capital (52.47% of the total capital), of Tele Centro Oeste Celular Participações S.A. (TCO) (since February 22nd, 2006 TCP holds 100% of TCO).

HIGHLIGHTS
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Net operating revenue	1,981.4	1,865.0	6.2%	1,953.1	1.4%	7,473.2	7,341.0	1.8%
Net service revenues	1,665.4	1,596.4	4.3%	1,596.9	4.3%	6,361.0	6,165.6	3.2%
Net handset revenues	316.0	268.6	17.7%	356.2	-11.3%	1,112.2	1,175.4	-5.4%
Total operating costs	(1,563.4)	(1,337.7)	16.9%	(1,340.8	16.6%	(5,434.1)	(4,752.9)	14.3%
EBITDA	418.0	527.3	-20.7%	612.3	-31.7%	2,039.1	2,588.1	-21.2%
EBITDA Margin (%)	21.1%	28.3%	-7.0 p.p.	31.4%	-10.3 p.p.	27.3%	35.3%	-8.0 p.p.
Depreciation and amortization	(410.6)	(410.7)	0.0%	(355.1)	15.6%	(1,552.4)	(1,273.5)	21.9%
EBIT	7.4	116.6	-93.7%	257.2	-97.1%	486.7	1,314.6	-63.0%
Net income	(318.0)	(215.2)	47.8%	(234.7)	35.5%	(909.2)	(490.1)	85.5%
Loss per share (R$ per share)	(0.48)	(0.32)	47.8%	(0.50)	-4.1%	(1.37)	(1.05)	31.3%
Loss per ADR (R$)	(0.48)	(0.32)	47.8%	(0.50)	-4.1%	(1.37)	(1.05)	31.3%
Number of shares (million)	662.3	662.3	0.0%	468.7	41.3%	662.3	468.7	41.3%

Capex	611.5	244.3	150.3%	511.5	19.6%	1,557.7	1,395.0	11.7%
Capex over net revenues	30.9%	13.1%	17.8 p.p.	26.2%	4.7 p.p.	20.8%	19.0%	1.8 p.p.
Operating cash flow	(193.5)	283.0	n.a.	100.8	n.a.	481.4	1,193.1	-59.7%

Customers (thousand)	20,201	19,370	4.3%	17,631	14.6%	20,201	17,631	14.6%
Net additions (thousand)	830	371	123.8%	1,268	-34.5%	2,570	4,330	-40.6%

Telesp Celular Participações (controlling shareholder of Tele Centro Oeste Participações S.A.), along with Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A., make up the assets of the joint venture undertaken by Telefónica Móviles and Portugal Telecom that operates under the VIVO brand, Top of Mind within its coverage area. VIVO Group is a pioneer in 3rd generation services in Brazil, having launched the CDMA EV-DO technology in the main cities of the country and having won more than 40 prizes in 2005. In December 2005, VIVO Group exceeded 29 million customers, thus keeping its market leadership.

TCP HIGHLIGHTS 4Q05
  Christmas campaign focused on high value market segments.
  TCP´s customer base rose 14.6% in relation to 4Q04, recording 20,201 thousand customers.
  Acquisition mix in the accumulated total for 2005 presented an increase in the postpaid segment which represented 10.5% of net adds, 7.3 p.p. superior when compared to the 2004.
  In the comparison with 4Q04, the postpaid customer base grew 9.5%, showing the results of the campaigns for acquisition of customers in this segment.
  Reduction of the SAC by 13.0% in the quarter, which reflects the Company’s selling efforts and better commercial costs.
  Post-paid ARPU recorded 8.6% increase in relation to 4Q04. In comparison with 3Q05, growth of 2.6%.
  Post-paid MOU increased by 4.5%, with addition of 10 minutes, in relation to 4Q04.
  Subscription and usage revenue increased by 1.4% and 10.2% in 4Q05 in relation to 3Q05 and 4Q04, respectively.
  Sustained growth in data revenues by 43.0% in the year-to-year comparison, accounting for 6.6% of the net services revenue, in 4Q05.
  Launching of new corporate solutions focused on high speed in data transmission, such as Smart Mail 3G and VIVO ZAP 3G.
  EBITDA of R$ 2,039.1 million in the year-to-date total, representing a margin of 27.3%, and a margin of 21.1% in the quarter. Excluding the PBD effects, the EBITDA would record a margin of 30.6% in 2005.
  Operating Cash Flow reached the positive value of R$ 481.4 million in 2005.
  In the State of São Paulo, 100% coverage of the municipalities in its SMP area with CDMA 1xRTT digital technology and use of CDMA2000 1xEV-DO technology in the city of São Paulo.

VIVO

Vivo launched a campaign in October 2005, called “Vivo e Você na Copa” (Vivo and You in the World Soccer Cup), which is focused on the current customer base (post and prepaid), aiming at increasing profitability. Such campaign will take 75 customers with companion to watch Brazil’s games in the 2006 World Soccer Cup, being valid until March 31, 2006. To end the year, Vivo granted an unprecedented and quite attractive benefit, easily understood by the customers, which was intended to exploit freedom in using wireless phones with the “Natal Bônus Livre” (Free Bonus Christmas), a bonus of R$ 40/month (during 6 months) for local calls to any direction (wireless or fixed telephone), conditioned upon monthly recharge and punctual payment of postpaid bills, in addition to a data package (SMS and MMS).

Distribution Channels

On December 31, 2005, TCP had more than 200 own purchase points, in addition to an efficient network of accredited dealers, whether exclusive or not, totaling more than 5,500 points of purchase, which are able to market services and cellular handsets, thus making the Company also a leader in number of distribution channels.

Technological Innovations

Vivo launched the Corporate 3G, in the cities of São Paulo, Rio de Janeiro and Curitiba, with the purpose of increasing the options already made available by it to corporate clients. An example of such service is the Vivo Smart Mail, which allows personal information to be accessed, at real time, from a PDA. Another innovation is the Globalmoto, first world cell phone of a Brazilian operator that works automatically in places where CDMA is not applicable achieving international roaming over more than 170 countries.

Other Events

On December 2, 2005 the Supreme Federal Court judged favorably an injunction based on the unconstitutionality of the base for the calculus of the PIS and of the COFINS. The said injunction was filed by TCO and consequent to the decision, the Company promoted the reversal of the outstanding provision in the amount of R$ 9.5 million. The other Companies, TC, TCP and GT carry similar injunctions, which altogether add up to R$ 140.3 million as of December 31, 2005 and, relative to these injunctions, the referred Companies will wait for the respective decisions by the Supreme Federal Courts to proceeds the reversal of the relative provisions.

The Norte Brasil Telecom (PA, AM, AP, RR and MA), the Telemat Celular S/A (MT), the Teleacre Celular S/A (AC) and the Teleron Celular S/A (RO) obtained the approval by the ADA (Agência de Desenvolvimento da Amazônia) and the Receita Federal for the fiscal incentives to the reduction of the IRPJ (Income Tax)   through the income from exploration.  The said benefit is retroactive to 2004 and will be used up till 2013.  The Companies will have the respective rights granted in the amounts of R$ 20.4 millions and R$11.6 millions related to the years 2004 and 2005, respectively.

Basis for Presentation of Results

The accumulated totals for 2005 and 2004 correspond to the values recorded in the twelve-month period ended on December 31 of the above mentioned years.

Some information disclosed for 4Q04, 3Q05 and accumulated 2004 were re-classified, as applicable, for comparison purposes. Figures disclosed are subject to differences, due to rounding-up procedures.

CONSOLIDATED OPERATING PERFORMANCE - TCP
						Accum:
	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Total number of customers (thousand)	20,201	19,370	4.3%	17,631	14.6%	20,201	17,631	14.6%
Contract	3,116	3,055	2.0%	2,845	9.5%	3,116	2,845	9.5%
Prepaid	17,085	16,315	4.7%	14,786	15.5%	17,085	14,786	15.5%
Market Share (*)	45.2%	46.5%	-1.3 p.p.	51.4%	-6.2 p.p.	45.2%	51.4%	-6.2 p.p.
Net additions (thousand)	830	371	123.8%	1,268	-34.5%	2,570	4,330	-40.6%
Contract	60	87	-31.1%	59	2.0%	270	138	95.5%
Prepaid	770	284	171.2%	1,209	-36.3%	2,300	4,192	-45.1%
Market Share of net additions (*)	27.5%	17.6%	9.9 p.p.	31.4%	-3.9 p.p.	24.8%	40.0%	-15.2 p.p.
Market penetration (*)	49.3%	46.2%	3.1 p.p.	39.2%	10.1 p.p.	49.3%	39.2%	10.1 p.p.
SAC (R$)	131	151	-13.0%	141	-6.8%	146	136	7.0%
Monthly Churn	1.6%	1.7%	-0.1 p.p.	1.8%	-0.2 p.p.	1.6%	1.6%	0.0 p.p.
ARPU (in R$/month)	28.3	27.7	2.0%	31.6	-10.6%	28.2	33.4	-15.5%
Contract	95.2	92.8	2.6%	87.7	8.6%	90.1	89.7	0.4%
Prepaid	14.9	14.5	2.5%	18.6	-20.1%	15.5	19.7	-21.3%
Total MOU (minutes)	71	74	-3.7%	84	-15.2%	75	88	-14.5%
Contract	230	236	-2.6%	220	4.5%	226	219	3.1%
Prepaid	40	42	-4.0%	55	-26.7%	45	58	-22.3%
Employees	4,258	4,120	3.3%	4,217	1.0%	4,258	4,217	1.0%

(*) source: Anatel

Operating Highlights of Telesp Celular Participações (TCP)
  Continued market leadership as a result of the increase in the customer base by 14.6% over 4Q04, reaching 20,201 thousand customers, with growth of 9.5% of postpaid customers. Net additions in this segment totaled 270 thousand customers in 2005, an important increase in relation to 2004. In 4Q05, post-paid net additions increased by 2.0% over the same period of last year and 95.5% in the year over date total, reflecting once again the Company’s successful commercial efforts focused on this segment.
  SAC decreased by 13.0% and 6.8% over 3Q05 and 4Q04, respectively, as a result of the reduction in the total subsidy, at the same time maintaining the customer retention efforts, especially in medium and high end.
  The postpaid ARPU of R$ 95.2 recorded a 8.6% increase in relation to 4Q04 and 2.6% in relation to 3Q05, resulting from the increase in the outgoing ARPU. The blended ARPU of R$ 28.3 recorded a reduction of 15.5% in relation to 2004, reflecting the reduction in the prepaid ARPU, which occurred, among other factors, due to the outbound traffic and the MOU of this segment.
  The post-paid MOU increased by 4.5% in relation to 4Q04, and 3.1% in the comparison between the accumulated total for 2005 and 2004, mainly due to the increase in the outbound MOU of the post-paid customer base. The drop in the Total MOU is a result of the change occurred in the customer mix, with a slight increase in the prepaid customer base, having in mind that the prepaid MOU is impacted by the reduction in the fixed-to-mobile inbound traffic.

NET OPERATING REVENUES - TCP
	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Subscription and Usage	830.8	819.5	1.4%	753.8	10.2%	3,117.7	2,827.9	10.2%
Network usage	666.9	678.6	-1.7%	778.4	-14.3%	2,837.5	3,023.3	-6.1%
Other services	167.7	98.3	70.6%	64.7	159.2%	405.8	314.4	29.1%
Net service revenues	1,665.4	1,596.4	4.3%	1,596.9	4.3%	6,361.0	6,165.6	3.2%
Net handset revenues	316.0	268.6	17.7%	356.2	-11.3%	1,112.2	1,175.4	-5.4%
Net Revenues	1,981.4	1,865.0	6.2%	1,953.1	1.4%	7,473.2	7,341.0	1.8%

Net Services Revenue

The net services revenue grew 4.3% in relation to 3Q05 and 4Q04, recording R$ 1,665.4 million in the quarter. Such result is caused, partially, by the increase in the customer base and in the use of data services, however partially offset by the profile adequacy effects, such as such as Vivo Ideal and customer loyalty campaigns. In the year 2005, as compared to 2004, the increase was 3.2%, recording R$ 6,361.0 million.

It must be highlighted that “subscription and usage revenue” recorded a 10.2% increase over the accumulated total for the year, due to the increase in the total outgoing traffic. In the service revenue, this increase was partially offset by a reduction in the inbound traffic revenue, as a result of the transition from fixed-to-mobile traffic to mobile-to-mobile traffic, with consequent drop in interconnection revenue and the partial Bill & Keep effect.

Data revenues were up 43.0% in the year-to-year comparison, representing 6.6% of the net service revenues in 4Q05 (4.8% in 4Q04). This increase has continued to occur due to a more widespread access and use of such services, in addition to the several services launched on the market and the increase in the customer base. The SMS accounted for 58.2% of data revenues in 4Q05. Average number of SMS messages sent per month in the year was some 75 million.

OPERATING COSTS - TCP
	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Personnel	(109.4)	(99.3)	10.2%	(104.2)	5.0%	(408.3)	(385.6)	5.9%
Cost of services rendered	(233.0)	(225.7)	3.2%	(212.9)	9.4%	(931.0)	(803.6)	15.9%
Leased lines	(27.7)	(34.4)	-19.5%	(30.5)	-9.2%	(133.9)	(119.8)	11.8%
Interconnection	(37.3)	(37.0)	0.8%	(66.5)	-43.9%	(158.7)	(222.2)	-28.6%
Rent/Insurance/Condominium fees	(26.7)	(26.1)	2.3%	(20.6)	29.6%	(97.0)	(90.3)	7.4%
Fistel and other taxes and contributions	(84.1)	(83.8)	0.4%	(50.7)	65.9%	(334.1)	(190.5)	75.4%
Third-party services	(54.2)	(42.4)	27.8%	(42.8)	26.6%	(198.6)	(173.3)	14.6%
Others	(3.0)	(2.0)	50.0%	(1.8)	66.7%	(8.7)	(7.5)	16.0%
Cost of goods sold	(423.4)	(358.6)	18.1%	(552.9)	-23.4%	(1,587.1)	(1,734.5)	-8.5%
Selling expenses	(726.6)	(555.1)	30.9%	(498.5)	45.8%	(2,219.6)	(1,573.2)	41.1%
Provision for bad debt	(254.8)	(135.2)	88.5%	(117.5)	116.9%	(569.9)	(269.2)	111.7%
Third-party services	(404.1)	(384.6)	5.1%	(351.8)	14.9%	(1,497.5)	(1,207.9)	24.0%
Others	(67.7)	(35.3)	91.8%	(29.2)	131.8%	(152.2)	(96.1)	58.4%
General & administrative expenses	(114.9)	(98.2)	17.0%	(41.3)	178.2%	(370.4)	(350.6)	5.6%
Other operating revenues (expenses)	43.9	(0.8)	n.a.	69.0	-36.4%	82.3	94.6	-13.0%
Total costs before depreciation / amortization	(1,563.4)	(1,337.7)	16.9%	(1,340.8)	16.6%	(5,434.1)	(4,752.9)	14.3%
Depreciation and amortization	(410.6)	(410.7)	0.0%	(355.1)	15.6%	(1,552.4)	(1,273.5)	21.9%
Total operating costs	(1,974.0)	(1,748.4)	12.9%	(1,695.9)	16.4%	(6,986.5)	(6,026.4)	15.9%

Personnel Cost

The increase in personnel cost in the comparison between 4Q05 and 3Q05 is a result of the application of salary adjustments pursuant to the November/2005 collective bargaining agreement, impacting on the year’s provisions and adjustment to benefits. The 5.9% growth registered in 2005 as compared to 2004 is due to the collective bargaining and to an adjustment in headcount.

Cost of Services Rendered

The increase of 9.4% in the cost of services rendered in 4Q05, when compared to 4Q04 and of 15.9% in the accumulated total for 2005 in relation to 2004, due to the increase in Fistel and other fees and contributions in the periods reviewed and is caused by the equalization of TCO’s accounting criteria with those of the other Group Companies, and is also due to the increase of costumer base. Contributed to such growth as well, the increase in third-party services, especially in public utilities and plant maintenance.

Cost of Goods Sold

Cost of goods sold decreased by 23.4% in relation to 4Q04 and 8.5% when compared to the accumulated total for 2005 in relation to 2004, mostly due to the decrease in the number of activated handsets, reduced costs and handset mix, as a result of the market conditions.

Selling Expenses

In 4Q05, selling expenses increased by 45.8% in relation to 4Q04 and by 41.1% in the comparison between the accumulated totals for 2005 and 2004, caused by an increase in expenses with third-party services, especially publicity, commissions, and post-sale “client care”, related to the increase in the total customer base recorded in 2005, as well as the increase in the costs with regular rendering of services and customer loyalty.

The Provision for Bad Debt – PBD recorded the amount of R$ 254.8 million in 4Q05 and R$ 569.9 million in the year 2005.
In addition to the effect from adjustments in the recognition of the acquisition of customers, it must be mentioned that the company provisioned revenue from receivables of calls made through the networks of other operators. Such values, according to the present regulation are obligatorily paid to the cited operators, independently of recognition of such calls from our clients. It must be said that structural measures and process actions have been adopted, including substitution of systems and certification of analog networks and TDMA of other operators to substantially reduce said expenses.
Disregarding the above mentioned effects, we estimate that the PDD would have recorded R$ 87.4 million for 4Q05 and R$ 324.6 million for year 2005, in line with the business evolution.
By the same criterion, we estimate that the EBITDA in 4Q05 would have been  R$ 585.4 million with an EBITDA Margin of 29.5%. For the year 2005 the EBITDA would have been R$ 2,284.4 million with a 30.6% margin.

General and Administrative Expenses

General and administrative expenses recorded 178.2% increase in relation to 4Q04, due to the increase in expenses with third-party services, especially labor, plant and systems maintenance. The 5.6% increase in the accumulated total for 2005 over 2004 is especially caused by the increase in expenses with third-party services, mainly in data processing and plant maintenance.

Other Operating Revenues/ Expenses

The 4Q05 recorded a reduction of 36.4% in its revenues when compared to the same period of the previous year due to the increase in expenses with the contingencies provision and to the reduction in the revenue arising out of commercial incentives. The 13.0% variation between the accumulated total for 2005 and 2004 is due to the increase in expenses with taxes and contingency provisions, offset by the increase in the revenue from commercial incentives.

EBITDA

In the year-to-date figure, the EBITDA (earnings before interests, taxes, depreciation and amortization) was R$ 2,039.1 million, with 27.3% margin. The variation recorded in the EBITDA in the period reviewed was caused, among other factors, by the selling costs (PBD and third party), and by the cost of services rendered (Fistel and other fees and contributions, third-party services and connection means), in addition to the drop in the cost of goods sold and the increase in the subscription and usage revenue.

Depreciation and Amortization

Depreciation and amortization expenses increased by 15.6% in the 4Q05 in relation to 4Q04 due to investments effected and the activation of assets due to the conclusion of works. In 2005 had begun the goodwill amortization of Global Telecom S/A.

FINANCIAL REVENUES (EXPENSES) - TCP
	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Financial Revenues	(69.8)	252.5	n.a.	(109.5)	-36.3%	712.6	621.0	14.8%
Exchange rate variation / Monetary variation	(124.2)	179.0	n.a.	(169.2)	-26.6%	451.5	397.7	13.5%
Other financial revenues	68.1	79.5	-14.3%	37.9	79.7%	281.1	252.5	11.3%
(-) Pis/Cofins taxes on financial revenues	(13.7)	(6.0)	128.3%	21.8	n.a.	(20.0)	(29.2)	-31.5%
Financial Expenses	(164.0)	(471.6)	-65.2%	(234.5)	-30.1%	(1,630.2)	(1,716.3)	-5.0%
Exchange rate variation / Monetary variation	(35.8)	(1.8)	n.a.	407.6	n.a.	(73.6)	(94.5)	-22.1%
Other financial expenses	(166.1)	(154.5)	7.5%	(204.8)	-18.9%	(615.5)	(708.0)	-13.1%
Gains (Losses) with derivatives transactions	37.9	(315.3)	n.a.	(437.3)	n.a.	(941.1)	(913.8)	3.0%
Net Financial Income	(233.8)	(219.1)	6.7%	(344.0)	-32.0%	(917.6)	(1,095.3)	-16.2%

Financial Revenues (Expenses)

TCP’s net financial expense in 4Q05 increased by R$ 14.7 million when compared to 3Q05, despite the positive effect in the reduction of the interest rate of the period (4.74% in 3Q05 and 4.31% in 4Q05). Such variation was caused, mainly, by the assessment of Pis/Cofins of R$ 15.3 million in the Interest on Own Capital in December 2005 in one of its controlled companies (R$ 6.1 million in 3Q05) and the non-recurrent positive effect in 3Q05 obtained in the advanced payment of the tax incentive with the State of Goiás Treasury Department (Teleproduzir). Another negative effect in 4Q05 was the increase in the monetary adjustment assessed on contingency (Telebrás spin-off) and tax incentives (Paraná Mais Empregos).

In the comparison of the accumulated total for 2005 over the same period of 2004, TCP reduced its net financial expense by R$ 177.7 million, mainly due to the reduction of spreads obtained upon renewals of financial transactions, which offset the increase in interest rates in the period (actual CDI of 16.17% in 2004 against 19.0% in 2005).

In consequence of the application of the TCP’s hedge policy, for protection against foreign exchange volatility, the company has provided coverage of 100% of the debt exposure, in such a manner that the final cost of the foreign exchange debt (R$ 3,219.8 million) together with the derivative (swap) is now referenced in reais (CDI: 4.31% in 4Q05). The result of the foreign exchange debt and derivative is evidenced, mainly, in the sum of gains with derivatives of R$ 37.9 million and losses with foreign exchange variation of R$ 160.0 million.

Net Result	The loss recorded in 4Q05 was R$ 318.0 million, and in the accumulated total for the year was R$ 909.2 million.

LOANS AND FINANCING - TCP
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen	Total
Financial institutions	1,686.9	268.9	48.9	2,724.5	446.4	5,175.6
Fixcel – TCO’s Acquisition	17.4	-	-	-	-	17.4
Total	1,704.3	268.9	48.9	2,724.5	446.4	5,193.0
Exchange rate used		1.925394	0.044874	2.3407	0.019833

Payment Schedule - Long Term
2007	117.9	92.7	17.6	1,554.9	249.1	2,032.2
as from 2007	1,517.4	68.2	13.1	15.2	-	1,613.9
Total	1,635.3	160.9	30.7	1,570.1	249.1	3,646.1

NET DEBT - TCP
	Dec 31. 05	Sep 30. 05
Short Term	1,546.9	1,640.0
Long Term	3,646.1	3,309.9
Total debt	5,193.0	4,949.9
Cash and cash equivalents	(1,022.1)	(1,200.6)
Derivatives	310.1	555.7
Net Debt	4,481.0	4,305.0

(*) BNDES long term interest rate unit
(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

Indebtedness

On December 31, 2005, TCP’s debts related to loans and financings amounted to R$ 5,193.0 million (R$ 4,949.9 million on September 30, 2005), 62% of which is nominated in foreign currency. The Company has signed exchange rate hedging contracts thus protecting 100% of its financial debt against foreign exchange volatility, so that the final cost (debt and swap) is reais-referenced. This debt was offset by cash and financial investments (R$ 1,022.1 million) and by derivative assets and liabilities (R$ 310.1 million payable) resulting in a net debt of R$ 4,481.0 million, a 4.1% increase in relation to September 2005.

The increase in TCP’s net debt in 4Q05 in relation to 3Q05 in the amount of R$ 176 million is due, mainly, to the reduction in the net cash position of its controlled company TCO as a result of payments effected in December 2005 referring to Interest on Own Capital for fiscal year 2004, Interim Dividends for fiscal year 2005, and postponement of the maturity date of some postpaid cycles, in addition to the increase in controlling TCP on account of the carrying cost of its debt.

Short-term debt represented 29.8% of total debt at December 31, 2005 (33.1% in September 2005). A reduction in the consolidated short-term net debt of R$ 126 million was recorded, which totaled R$ 546 million in the end of 4Q05, which are covered by the company’s operating cash flow.

CAPEX - TCP
R$ million				Accum.
	4 Q 05	3 Q 05	4 Q 04	2005	2004
Network	342.1	123.5	285.3	933.1	830.7
Technology / Information System	205.2	68.1	118.7	386.2	285.9
Other	64.2	52.7	107.5	238.4	278.4
Total	611.5	244.3	511.5	1,557.7	1,395.0
% Net Revenues	30.9%	13.1%	26.2%	20.8%	19.0%

Capital Expenditures (Capex)

Capital expenditures of R$ 1,557.7 million in 2005 are basically due to the following factors: (i) more accelerated migration from TDMA to CDMA technology, thus following the competing operators, which are also migration from TDMA: (ii) improvement in the consolidation and rationalization of the information systems, especially billing, customer care, platforms and management systems; (iii) maintenance of quality and expansion of the coverage in order to meet the growth of the customer base; and (iv) terminals and technology for meeting the corporate segment.

Operating Cashflow	The positive operating cash flow of R$ 481.4 in the accumulated total for 2005 shows that TCP has generated funds from its operations.

Capital Market

In 4Q05, the value of TCP’s common shares (ON) increased by 69.8% and the value of preferred shares (PN) dropped by 0.6%,  while the Bovespa Index (São Paulo Stock Exchange Index) ended the year with 5.9% increase. From September to December 2005, the Company’s PN shares were traded in 100% of the trading sessions, with an average daily volume of R$ 12.9 million. By the end of 4Q05, ON and PN shares were traded at R$ 8.49 and R$ 8.85, respectively.

The price of TCP’s level II ADRs dropped by 3.3% in the quarter, in face of a 1.4% increase in the Dow Jones index. The average daily volume of transactions in the NYSE during 4Q05 was US$ 5.8 million. The closing price of TCP’s ADRs in the quarter was US$ 3.78.

Corporate Restructuring

The managements of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”) (“Companies”), in the form and for the purposes of CVM Instructions no. 319/99 and 358/02, informed to the public that their respective Boards of Directors, approved the proposal to be submitted to the shareholders of the Companies, of a corporate restructuring for transfer of TCO shares to TCP for conversion of TCO into a wholly-owned subsidiary of TCP and the merger of TSD, TLE, and CRTPart into TCP (“Corporate Restructuring”).

The managements of TCP, TCO, TSD, TLE and CRTPart consider that the Corporate Restructuring, with the consequent concentration of the shareholders of the Companies in one sole publicly-held company and the transfer of TCO’s shares and of the respective equity of TSD, TLE, and CRTPart to TCP, with the consequent extinguishment of the mergees, will simplify the present organizational structure, by reducing costs and increasing the equity value for the shareholders, allow their shareholders to hold interest in a company with higher liquidity in the Brazilian and foreign stock exchanges, and make easier the unification, standardization and rationalization of the general management of TCP’s, TCO’s, TSD’s, TLE’s and CRTPart’s businesses, allowing enhanced synergies among the referred Companies, which, either directly or through the respective operators controlled by them, already use “VIVO brand.

In the Shareholders Meeting of TCP, TCO, TSD, TLE and CRTPart held on February 22, 2006, the Corporate Restructure was duly approved and Telesp Celular Participações will be named VIVO PARTICIPAÇÕES S.A. The full contents of the above mentioned terms and conditions may be obtained from our website www.vivo.com.br/ir.

Social Responsibility
  At the end of 2005, the Institute Vivo had already benefited more than 500 thousand persons in its sphere of influence through concentrated actions in education and environment, by means of partnerships with big institutions both in the private and in the public domains thus consolidating its performance.
  The Programa Vivo Voluntário (Vivo Volunteer Program) that operates in projects directed to help persons with visual deficiency, in its year and a half of existence, has more than 600 collaborators.. In the last quarter 2005, inaugurated in Rio de Janeiro a tape recording studio and an audio library, two special places for the volunteers to tape read books and produce CDs that will be given to institutions that help people with visual deficiencies.
  By means of an initiative undertaken in the 2005 Christmas, the volunteers collected more than 6,000 gift packages throughout the Country. The packages contained toys and clothes for children that were distributed to kids sponsored by entities that have signed partnership agreements with the VIVO Institute.
   Vivo and Vivo Institute were awarded several prizes in the last quarter of 2005, among which the following are worthy of mention: the Environment Case Prize, to Vivo’s Waste Management project, awarded by Valor Econômico newspaper; Abrafort Prize to Vivo Volunteer Program; Darcy Ribeiro Education Prize awarded by the Brazilian House of Representatives to “Escola Solidária” project, which is supported by the Institute; APCA Prize to ESPN’s Sports Caravan television project, supported by Vivo Institute, and one of the finalists of the Esso Journalism Prize; in addition to a mention to Vivo in the 2005 Good Corporate Citizenship for the support given to education projects, such as Young Excelling, carried out in partnership with Ayrton Senna Institute.

Main Prizes, Awards and Events
  Vivo was awarded, in October, the Superbrand Awards 2005 trophy, delivered by Superbrands Brasil, an affiliate of Superbrands Global – an independent international organization engaged in world evaluation and projection of brands. This is the first national edition of this world project, which has been carried out for ten years in 50 countries.
  Vivo was further awarded, in November, with two trophies in the 2005 edition of the B2B Quality Standard prize, sponsored by Padrão Editorial. 94 companies participate in this ranking. Vivo has been also outstanding in the Info 2005 Prize, sponsored by Revista Info, of Abril publishing company. The prized case was the Vivo Localiza service. Such prizes evidence the market’s recognition of our efforts, besides attesting to the quality of Vivo’s professional staff.
  Vivo Open Air, the largest open-air cinema in the world, was awarded a prize in December by Cool Magazine, being considered the best event by Cool Magazine for the second consecutive year.
  Vivo was awarded the title of Year’s Advertiser in Caboré 2005 Prize. Vivo is the Caboré’s year advertiser, which prize is awarded by Meio & Mensagem newspaper.

Subsequent Events

Vivo has launched the digital roaming service in Minas Gerais and in 6 Northeast states. As from 01/30, Vivo postpaid customers who buy a Motorola A840 – GLOBALMOTO handset will have available an automatic digital roaming service in all Brazilian states, in addition to the international roaming in more than 170 countries in the five continents, using the same handset and same Vivo telephone number.

CONSOLIDATED BALANCE SHEET - TCP
R$ million
ASSETS	Dec 31. 05	Dec 31. 04

Current Assets	4,628.1	4,363.3
Cash and banks	117.9	111.4
Temporary cash investments	904.2	1,069.5
Net accounts receivable	1,775.4	1,483.8
Inventory	258.8	455.3
Prepayment to Suppliers	18.3	52.9
Deferred and recoverable taxes	949.1	871.2
Derivatives transactions	300.7	7.8
Prepaid Expenses	187.3	157.2
Other current assets	116.4	154.2

Long Term Assets	1,437.7	1,892.8
Derivatives transactions	5.4	385.3
Deferred and recoverable taxes	1,352.8	1,397.2
Prepaid Expenses	25.0	36.1
Other long term assets	54.5	74.2

Permanent Assets	7,720.9	7,883.3
Investment	1,550.2	2,056.4
Plant, property and equipment	5,993.4	5,603.0
Deferred assets	177.3	223.9

Total Assets	13,786.7	14,139.4

LIABILITIES

Current Liabilities	4,351.2	5,643.8
Suppliers and Consignment	1,536.3	1,692.5
Personnel, tax and benefits	105.1	104.3
Taxes, fees and contributions	403.2	343.4
Interest on own capital	51.8	82.3
Loans and financing	1,546.9	2,896.1
Contingencies provision	171.0	124.3
Derivatives transactions	321.7	266.2
Other current liabilities	215.2	134.7

Long Term Liabilities	4,361.8	2,645.1
Loans and financing	3,646.1	2,067.1
Contingencies provision	207.6	195.4
Impostos, taxas e contribuições	169.6	189.4
Derivatives transactions	294.4	153.8
Other long term liabilities	44.1	39.4

Minority interest	1,058.2	942.9

Advancement for future capital increase	0.0	1,999.9

Shareholder's Equity	4,015.2	2,907.4

Funds for capitalization	0.3	0.3

Total Liabilities	13,786.7	14,139.4

CONSOLIDATED INCOME STATEMENTS - TCP
	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Gross Revenues	2,766.9	2,574.1	7.5%	2,636.0	5.0%	10,254.8	9,755.6	5.1%
Gross service revenues	2,171.2	2,099.6	3.4%	2,028.7	7.0%	8,269.3	7,802.3	6.0%
Deductions – Taxes and others	(505.8)	(503.1)	0.5%	(431.8)	17.1%	(1,908.3)	(1,636.5)	16.6%
Gross handset revenues	595.7	474.5	25.5%	607.3	-1.9%	1,985.5	1,953.3	1.6%
Deductions – Taxes and others	(279.7)	(205.9)	35.8%	(251.1)	11.4%	(873.3)	(778.1)	12.2%
Net Revenues	1,981.4	1,865.0	6.2%	1,953.1	1.4%	7,473.2	7,341.0	1.8%
Net service revenues	1,665.4	1,596.4	4.3%	1,596.9	4.3%	6,361.0	6,165.6	3.2%
Subscription and Usage	830.8	819.5	1.4%	753.8	10.2%	3,117.7	2,827.9	10.2%
Network usage	666.9	678.6	-1.7%	778.4	-14.3%	2,837.5	3,023.3	-6.1%
Other services	167.7	98.3	70.6%	64.7	159.2%	405.8	314.4	29.1%
Net handset revenues	316.0	268.6	17.7%	356.2	-11.3%	1,112.2	1,175.4	-5.4%
Operating Costs	(1,563.4)	(1,337.7)	16.9%	(1,340.8)	16.6%	(5,434.1)	(4,752.9)	14.3%
Personnel	(109.4)	(99.3)	10.2%	(104.2)	5.0%	(408.3)	(385.6)	5.9%
Cost of services rendered	(233.0)	(225.7)	3.2%	(212.9)	9.4%	(931.0)	(803.6)	15.9%
Leased lines	(27.7)	(34.4)	-19.5%	(30.5)	-9.2%	(133.9)	(119.8)	11.8%
Interconnection	(37.3)	(37.0)	0.8%	(66.5)	-43.9%	(158.7)	(222.2)	-28.6%
Rent/Insurance/ Condominium fees	(26.7)	(26.1)	2.3%	(20.6)	29.6%	(97.0)	(90.3)	7.4%
Fistel and other taxes and contributions	(84.1)	(83.8)	0.4%	(50.7)	65.9%	(334.1)	(190.5)	75.4%
Third-party services	(54.2)	(42.4)	27.8%	(42.8)	26.6%	(198.6)	(173.3)	14.6%
Others	(3.0)	(2.0)	50.0%	(1.8)	66.7%	(8.7)	(7.5)	16.0%
Cost of handsets	(423.4)	(358.6)	18.1%	(552.9)	-23.4%	(1,587.1)	(1,734.5)	-8.5%
Selling expenses	(726.6)	(555.1)	30.9%	(498.5)	45.8%	(2,219.6)	(1,573.2)	41.1%
Provision for bad debt	(254.8)	(135.2)	88.5%	(117.5)	116.9%	(569.9)	(269.2)	111.7%
Third-party services	(404.1)	(384.6)	5.1%	(351.8)	14.9%	(1,497.5)	(1,207.9)	24.0%
Others	(67.7)	(35.3)	91.8%	(29.2)	131.8%	(152.2)	(96.1)	58.4%
General & administrative expenses	(114.9)	(98.2)	17.0%	(41.3)	178.2%	(370.4)	(350.6)	5.6%
Other operating revenue (expenses)	43.9	(0.8)	n.a.	69.0	-36.4%	82.3	94.6	-13.0%
EBITDA	418.0	527.3	-20.7%	612.3	-31.7%	2,039.1	2,588.1	-21.2%
Margin %	21.1%	28.3%	-7.0 p.p.	31.4%	-10.3 p.p.	27.3%	35.3%	-8.0 p.p.
Depreciation and Amortization	(410.6)	(410.7)	0.0%	(355.1)	15.6%	(1,552.4)	(1,273.5)	21.9%
EBIT	7.4	116.6	-93.7%	257.2	-97.1%	486.7	1,314.6	-63.0%
Net Financial Income	(233.8)	(219.1)	6.7%	(344.0)	-32.0%	(917.6)	(1,095.3)	-16.2%
Financial Revenues	(69.8)	252.5	n.a.	(109.5)	-36.3%	712.6	621.0	14.8%
Exchange rate variation / Monetary variation	(124.2)	179.0	n.a.	(169.2)	-26.6%	451.5	397.7	13.5%
Other financial revenues	68.1	79.5	-14.3%	37.9	79.7%	281.1	252.5	11.3%
(-) Pis/Cofins taxes on financial revenues	(13.7)	(6.0)	128.3%	21.8	n.a.	(20.0)	(29.2)	-31.5%
Financial Expenses	(164.0)	(471.6)	-65.2%	(234.5)	-30.1%	(1,630.2)	(1,716.3)	-5.0%
Exchange rate variation / Monetary variation	(35.8)	(1.8)	n.a.	407.6	n.a.	(73.6)	(94.5)	-22.1%
Other financial expenses	(166.1)	(154.5)	7.5%	(204.8)	-18.9%	(615.5)	(708.0)	-13.1%
Gains (Losses) with derivatives transactions	37.9	(315.3)	n.a.	(437.3)	n.a.	(941.1)	(913.8)	3.0%
Non-operating revenue/expenses	(77.5)	6.3	n.a.	(52.6)	47.3%	(65.2)	(50.8)	28.3%
Taxes	19.7	(75.1)	n.a.	(33.1)	n.a.	(246.2)	(327.0)	-24.7%
Minority Interest	(33.8)	(43.9)	-23.0%	(62.2)	-45.7%	(166.9)	(331.6)	-49.7%
Net Income	(318.0)	(215.2)	47.8%	(234.7)	35.5%	(909.2)	(490.1)	85.5%

OPERATING PERFORMANCE - TELESP CELULAR S.A
						Accum:
	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Total number of customers (thousand)	10,476	9,986	4.9%	9,232	13.5%	10,476	9,232	13.5%
Contract	1,779	1,725	3.1%	1,603	11.0%	1,779	1,603	11.0%
Prepaid	8,696	8,261	5.3%	7,629	14.0%	8,696	7,629	14.0%
Market Share (*)	49.2%	50.1%	-0.9 p.p.	55.2%	-6.0 p.p.	49.2%	55.2%	-6.0 p.p.
Net additions (thousand)	491	254	93.1%	475	3.3%	1,244	1,737	-28.4%
Contract	55	63	-13.1%	41	33.6%	177	128	38.1%
Prepaid	436	191	128.1%	434	0.4%	1,068	1,609	-33.6%
Market Share of net additions (*)	36.0%	25.9%	10.1 p.p.	30.7%	5.3 p.p.	27.3%	38.4%	-11.1 p.p.
Market penetration (*)	53.0%	49.9%	3.1 p.p.	42.7%	10.3 p.p.	53.0%	42.7%	10.3 p.p.
SAC (R$)	151	167	-9.4%	166	-8.8%	159	160	-0.8%
Monthly Churn	1.4%	1.6%	-0.2 p.p.	1.7%	-0.3 p.p.	1.6%	1.6%	0.0 p.p.
ARPU (in R$/month)	32.7	30.8	6.3%	34.8	-5.9%	31.8	36.4	-12.6%
Contract	103.4	98.2	5.3%	94.0	10.0%	96.6	96.6	0.0%
Prepaid	17.3	16.4	5.7%	21.1	-18.0%	17.7	22.1	-20.0%
Total MOU (minutes)	79	80	-1.6%	88	-10.6%	81	93	-12.5%
Contract	247	250	-1.2%	236	4.7%	241	237	1.7%
Prepaid	43	44	-2.3%	55	-21.9%	47	59	-20.3%
Employees	2,613	2,475	5.6%	2,431	7.5%	2,613	2,431	7.5%

Operating Highlights of Telesp Celular (TC)
  Continued market leadership as a result of the increase in the customer base by 13.5% over 4Q04, reaching 10,476 thousand customers, despite the strong competition in the wireless telephony market.
  Total net additions of postpaid customers grew 33.6% when compared to the same period of the previous year, reflecting, once again, the results of commercial actions carried out by the Company, especially focused on this segment, where competition is stronger.
  SAC decreased by 9.4% and 8.8% in relation to 3Q05 and 4Q04, respectively, as a result of the reduction in the total subsidy. Customer retention efforts continued, at the same time, especially with respect to medium and high end customers.
  The blended ARPU of R$ 32.7 recorded a 6.3% increase in relation to 3Q05, caused, among other factors, by the increase in the outgoing ARPU. The 5.9% reduction in relation to 4Q04 is basically due to the reduction in the inbound ARPU, due to the reduction in the fixed-mobile traffic.
  Postpaid MOU increased by 4.7% in relation to 4Q04, mainly reflecting the increase in the outgoing MOU of the post-paid customer base. Total MOU was impacted by the change in the customer mix, with slight increase in the prepaid customer base, reminding that the prepaid MOU is impacted by the reduction in the fixed-mobile incoming traffic.

INCOME STATEMENTS - TELESP CELULAR S.A.
	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Gross Revenues	1,617.4	1,493.9	8.3%	1,544.5	4.7%	5,979.2	5,781.9	3.4%
Gross service revenues	1,268.9	1,187.1	6.9%	1,167.1	8.7%	4,735.5	4,572.5	3.6%
Deductions – Taxes and others	(270.7)	(276.0)	-1.9%	(236.6)	14.4%	(1,034.9)	(914.8)	13.1%
Gross handset revenues	348.5	306.8	13.6%	377.4	-7.7%	1,243.7	1,209.4	2.8%
Deductions – Taxes and others	(152.7)	(132.0)	15.7%	(174.7)	-12.6%	(563.3)	(538.0)	4.7%
Net Revenues	1,194.0	1,085.9	10.0%	1,133.2	5.4%	4,381.0	4,329.1	1.2%
Net service revenues	998.2	911.1	9.6%	930.5	7.3%	3,700.6	3,657.7	1.2%
Subscription and Usage	470.0	432.8	8.6%	415.5	13.1%	1,676.6	1,602.4	4.6%
Network usage	457.1	416.1	9.9%	471.5	-3.1%	1,766.0	1,840.2	-4.0%
Other services	71.1	62.2	14.3%	43.5	63.4%	258.0	215.1	19.9%
Net handset revenues	195.8	174.8	12.0%	202.7	-3.4%	680.4	671.5	1.3%
Operating Costs	(906.5)	(764.4)	18.6%	(784.8)	15.5%	(3,121.3)	(2,796.1)	11.6%
Personnel	(56.0)	(50.2)	11.6%	(53.8)	4.1%	(205.7)	(197.0)	4.4%
Cost of services rendered	(122.4)	(126.1)	-2.9%	(145.7)	-16.0%	(515.0)	(524.6)	-1.8%
Leased lines	(13.0)	(18.3)	-29.0%	(19.2)	-32.3%	(73.4)	(74.7)	-1.7%
Interconnection	(18.1)	(18.1)	0.0%	(47.1)	-61.6%	(81.8)	(130.3)	-37.2%
Rent/Insurance/Condominium fees	(17.8)	(16.6)	7.2%	(14.6)	21.9%	(66.1)	(64.5)	2.5%
Fistel and other taxes and contributions	(42.3)	(42.7)	-0.9%	(35.5)	19.2%	(170.2)	(140.2)	21.4%
Third-party services	(30.8)	(29.7)	3.7%	(28.5)	8.1%	(121.6)	(112.0)	8.6%
Others	(0.4)	(0.7)	-42.9%	(0.8)	-50.0%	(1.9)	(2.9)	-34.5%
Cost of handsets	(238.2)	(215.9)	10.3%	(279.1)	-14.7%	(887.9)	(905.3)	-1.9%
Selling expenses	(414.5)	(312.4)	32.7%	(328.3)	26.3%	(1,307.0)	(971.8)	34.5%
Provision for bad debt	(99.5)	(62.7)	58.7%	(101.5)	-2.0%	(273.3)	(194.3)	40.7%
Third-party services	(251.4)	(234.3)	7.3%	(211.7)	18.8%	(926.3)	(725.7)	27.6%
Others	(63.6)	(15.4)	313.0%	(15.1)	321.2%	(107.4)	(51.8)	107.3%
General & administrative expenses	(79.8)	(55.0)	45.1%	(3.0)	n.a.	(231.4)	(237.6)	-2.6%
Other operating revenue (expenses)	4.4	(4.8)	n.a.	25.1	-82.5%	25.7	40.2	-36.1%
EBITDA	287.5	321.5	-10.6%	348.4	-17.5%	1,259.7	1,533.0	-17.8%
Margin %	24.1%	29.6%	-5.5 p.p.	30.7%	-6.7 p.p.	28.8%	35.4%	-6.7 p.p.
Depreciation and Amortization	(186.3)	(164.0)	13.6%	(158.7)	17.4%	(656.6)	(601.9)	9.1%
EBIT	101.2	157.5	-35.7%	189.7	-46.7%	603.1	931.1	-35.2%
Net Financial Income	(74.6)	(90.3)	-17.4%	(116.6)	-36.0%	(347.9)	(324.0)	7.4%
Financial Revenues	(59.7)	99.1	n.a.	(8.8)	578.4%	259.3	144.1	79.9%
Exchange rate variation / Monetary variation	(63.4)	92.5	n.a.	3.5	n.a.	236.7	114.9	106.0%
Other financial revenues	3.7	6.6	-43.9%	(18.8)	n.a.	22.7	35.5	-36.1%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	6.5	n.a.	(0.1)	(6.3)	-98.4%
Financial Expenses	(14.9)	(189.4)	-92.1%	(107.8)	-86.2%	(607.2)	(468.1)	29.7%
Exchange rate variation / Monetary variation	(6.8)	(2.4)	183.3%	67.7	n.a.	(15.5)	(33.0)	-53.0%
Other financial expenses	(38.9)	(35.2)	10.5%	(44.5)	-12.6%	(149.0)	(173.9)	-14.3%
Gains (Losses) with derivatives transactions	30.8	(151.8)	n.a.	(131.0)	n.a.	(442.7)	(261.2)	69.5%
Non-operating revenue/expenses	(44.4)	(1.0)	n.a.	(39.9)	11.3%	(42.7)	(40.3)	6.0%
Taxes	23.2	(31.9)	n.a.	(11.4)	n.a.	(81.6)	(105.2)	-22.4%
Net Income	5.4	34.3	-84.3%	21.8	-75.2%	130.9	461.6	-71.6%

OPERATING PERFORMANCE - GLOBAL TELECOM S.A
						Accum:
	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Total number of customers (thousand)	2,910	2,824	3.0%	2,579	12.8%	2,910	2,579	12.8%
Contract	366	353	3.8%	298	23.0%	366	298	23.0%
Prepaid	2,543	2,471	2.9%	2,281	11.5%	2,543	2,281	11.5%
Market Share (*)	34.5%	36.2%	-1.7 p.p.	41.3%	-6.8 p.p.	34.5%	41.3%	-6.8 p.p.
Net additions (thousand)	85	42	102.6%	279	-69.5%	331	888	-62.7%
Contract	13	24	-46.1%	12.0	7.7%	69	18	281.1%
Prepaid	72	18	301.0%	267	-73.0%	263	870	-69.8%
Market Share of net additions (*)	13.6%	10.0%	3.6 p.p.	27.6%	-14.0 p.p.	15.2%	37.0%	-21.8 p.p.
Market penetration (*)	51.4%	47.8%	3.6 p.p.	39.8%	11.6 p.p.	51.4%	39.8%	11.6 p.p.
SAC (R$)	129	159	-18.8%	120	7.5%	143	137	4.3%
Monthly Churn	2.1%	1.8%	0.3 p.p.	1.1%	1.0 p.p.	1.7%	1.1%	0.6 p.p.
ARPU (in R$/month)	20.9	19.6	6.5%	22.4	-6.8%	20.9	25.0	-16.6%
Contract	78.6	71.2	10.4%	71.0	10.7%	75.9	70.3	8.0%
Prepaid	12.1	12.0	0.5%	14.8	-18.7%	12.7	17.1	-25.6%
Total MOU (minutes)	53	55	-3.0%	66	-19.2%	58	74	-21.7%
Contract	160	161	-0.5%	147	8.9%	162	155	4.5%
Prepaid	37	39	-6.1%	53	-30.9%	42	59	-28.7%
Employees	369	382	-3.4%	429	-14.0%	369	429	-14.0%

(*) source: Anatel

Highlights of Global Telecom (GT)
  Increase in the customer base by 12.8% over 4Q04 and by 3.0% over 3Q05, recording 2,910 thousand customers,  with emphasis to the 23.0% growth in the postpaid customer base in relation to 4Q04, representing 20.8% of the acquisition mix in the accumulated total for 2005, within a competitive environment.

  SAC decreased by 18.8% in relation to 3Q05, due to decrease in the total subsidy. In relation to 4Q04, the 7.5% increase is a result of the increase in expenses with commissions, publicity and subsidy in the postpaid segment, partially offset by a reduction in the prepaid subsidy.

  The blended ARPU of R$ 20.9 recorded an increase of 6.5% in relation to the previous quarter, caused, among other factors, by an increase in the outgoing ARPU. The 10.7% increase in the postpaid ARPU in relation to 4Q04 offset the reduction of 6.8% in the total ARPU, mainly due to the reduction in the inbound ARPU and reduction in the fixed-mobile traffic.

  The post-paid MOU increased by 8.9% in relation to 4Q04 and by 4.5% in the comparison between the accumulated total for 2005 and 2004, caused by the increase in the outgoing MOU of the post-paid segment. Total MOU was impacted by the reduction in the pre paid MOU, which is affected by the decrease in the inbound fixed-mobile traffic.

INCOME STATEMENTS - GLOBAL TELECOM S.A.
	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Gross Revenues	300.2	266.3	12.7%	271.5	10.6%	1,104.0	1,024.0	7.8%
Gross service revenues	229.8	213.8	7.5%	197.9	16.1%	883.2	766.9	15.2%
Deductions – Taxes and others	(51.6)	(48.6)	6.1%	(36.5)	41.4%	(195.5)	(138.4)	41.3%
Gross handset revenues	70.4	52.5	34.1%	73.6	-4.3%	220.8	257.1	-14.1%
Deductions – Taxes and others	(30.4)	(18.3)	66.1%	(24.0)	26.7%	(87.8)	(84.2)	4.3%
Net Revenues	218.2	199.3	9.5%	211.0	3.4%	820.7	801.4	2.4%
Net service revenues	178.2	165.1	7.9%	161.4	10.4%	687.7	628.3	9.5%
Subscription and Usage	70.6	77.6	-9.0%	64.3	9.8%	316.5	243.7	29.9%
Network usage	31.1	74.1	-58.0%	86.2	-63.9%	309.6	343.0	-9.7%
Other services	76.5	13.4	471.7%	10.9	601.8%	61.6	41.6	48.1%
Net handset revenues	40.0	34.2	17.0%	49.6	-19.4%	133.0	173.0	-23.1%
Operating Costs	(203.3)	(181.3)	12.1%	(153.8)	32.2%	(689.8)	(630.7)	9.4%
Personnel	(12.4)	(11.1)	11.7%	(11.9)	4.2%	(46.2)	(43.0)	7.4%
Cost of services rendered	(32.4)	(35.8)	-9.5%	(30.1)	7.6%	(138.5)	(113.4)	22.1%
Leased lines	(3.2)	(5.0)	-36.0%	(5.1)	-37.3%	(20.8)	(20.0)	4.0%
Interconnection	(3.1)	(4.7)	-34.0%	(5.6)	-44.6%	(18.0)	(19.0)	-5.3%
Rent/Insurance/Condominium fees	(4.1)	(4.0)	2.5%	(2.8)	46.4%	(15.4)	(9.8)	57.1%
Fistel and other taxes and contributions	(13.4)	(13.8)	-2.9%	(10.1)	32.7%	(54.6)	(38.0)	43.7%
Third-party services	(8.5)	(8.2)	3.7%	(6.1)	39.3%	(29.1)	(25.8)	12.8%
Others	(0.1)	(0.1)	0.0%	(0.4)	-75.0%	(0.6)	(0.8)	-25.0%
Cost of handsets	(59.2)	(50.3)	17.7%	(77.8)	-23.9%	(200.6)	(273.2)	-26.6%
Selling expenses	(93.0)	(77.3)	20.3%	(50.9)	82.7%	(284.8)	(205.6)	38.5%
Provision for bad debt	(42.3)	(16.3)	159.5%	3.2	n.a.	(72.0)	(6.6)	n.a.
Third-party services	(50.3)	(58.9)	-14.6%	(49.2)	2.2%	(204.0)	(185.7)	9.9%
Others	(0.4)	(2.1)	-81.0%	(4.9)	-91.8%	(8.8)	(13.3)	-33.8%
General & administrative expenses	(7.4)	(7.2)	2.8%	(10.0)	-26.0%	(25.4)	(24.6)	3.3%
Other operating revenue (expenses)	1.1	0.4	175.0%	26.9	-95.9%	5.7	29.1	-80.4%
EBITDA	14.9	18.0	-17.4%	57.20	-74.0%	130.9	170.7	-23.3%
Margin %	6.8%	9.0%	-2.2 p.p.	27.1%	-20.3 p.p.	15.9%	21.3%	-5.4 p.p.
Depreciation and Amortization	(75.9)	(95.1)	-20.2%	(64.3)	18.0%	(294.9)	(246.0)	19.9%
EBIT	(61.0)	(77.1)	-20.9%	(7.1)	759.2%	(164.0)	(75.3)	117.8%
Net Financial Income	(27.6)	(21.2)	30.2%	(16.7)	65.3%	(101.3)	(101.9)	-0.6%
Financial Revenues	(8.4)	13.3	n.a.	13.6	n.a.	33.0	29.7	11.1%
Exchange rate variation / Monetary variation	(9.4)	12.1	n.a.	6.6	n.a.	24.3	13.4	81.3%
Other financial revenues	1.0	1.2	-16.7%	7.0	-85.7%	8.7	14.9	-41.6%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	0.0	n.a.	0.0	1.4	-100.0%
Financial Expenses	(19.2)	(34.5)	-44.3%	(30.3)	-36.6%	(134.3)	(131.6)	2.1%
Exchange rate variation / Monetary variation	(7.7)	(1.9)	305.3%	(0.4)	n.a.	(30.7)	(6.4)	379.7%
Other financial expenses	(15.3)	(11.6)	31.9%	(12.5)	22.4%	(47.4)	(91.2)	-48.0%
Gains (Losses) with derivatives transactions	3.8	(21.0)	n.a.	(17.4)	n.a.	(56.2)	(34.0)	65.3%
Non-operating revenue/expenses	(5.4)	0.0	n.a.	(5.7)	-5.3%	(5.4)	(5.3)	1.9%
Taxes	0.0	19.1	n.a.	0.0	n.a.	0.0	2.3	n.a.
Net Income	(94.0)	(79.2)	18.7%	(29.5)	218.6%	(270.7)	(180.2)	50.2%

CONSOLIDATED OPERATING PERFORMANCE - TELE CENTRO OESTE PARTICIPAÇÕES S.A.
						Accum:
	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Total number of customers (thousand)	6,815	6,561	3.9%	5,820	17.1%	6,815	5,820	17.1%
Contract	970	978	-0.8%	945	2.6%	970	945	2.6%
Prepaid	5,845	5,583	4.7%	4,875	19.9%	5,845	4,875	19.9%
Market Share (*)	45.5%	47.0%	-1.5 p.p.	51.3%	-5.8 p.p.	45.5%	51.3%	-5.8 p.p.
Net additions (thousand)	255	75	239.5%	513	-50.4%	995	1,708	-41.8%
Contract	(8)	0	n.a.	5	n.a.	25	(4)	n.a.
Prepaid	262	75	249.8%	508	-48.4%	970	1,712	-43.3%
Market Share of net additions (*)	24.8%	10.7%	14.1 p.p.	34.8%	-10.0 p.p.	45.5%	51.3%	-5.8 p.p.
Market penetration (*)	44.0%	41.0%	3.0 p.p.	34.8%	9.2 p.p.	44.0%	34.8%	9.2 p.p.
SAC (R$)	101	122	-17.6%	124	-18.9%	129	108	19.0%
Monthly Churn	1.6%	1.9%	-0.3 p.p.	2.3%	-0.6 p.p.	1.6%	2.0%	-0.4 p.p.
ARPU (in R$/month)	24.6	26.5	-7.3%	30.5	-19.4%	25.9	32.0	-19.0%
Contract	86.8	91.0	-4.6%	82.4	5.3%	83.7	84.2	-0.6%
Prepaid	12.4	13.0	-4.5%	16.3	-23.8%	13.5	16.9	-20.2%
Total MOU (minutes)	68	72	-6.2%	86	-21.4%	73	87	-15.7%
Contract	225	236	-4.7%	213	5.6%	221	208	6.2%
Prepaid	38	40	-5.1%	55	-31.0%	43	55	-21.0%
Employees	1,276	1,263	1.0%	1,357	-6.0%	1,276	1,357	-6.0%

Consolidated TCO’s Operating Highlights
  Continued market leadership as a result of the increase in the customer base by 17.1% in the last 12 months, with 2.6% growth of the prepaid customer base, despite strong competition.

  SAC decreased by 18.9% and 17.6% in the comparison between 4Q04 and 3Q05, respectively, as a result of the reduction in the total subsidy, however continuing with the customer retention efforts, specially the medium and high end ones.

  The postpaid ARPU of R$ 86.8 increased by 5.3% in relation to 4Q04, due to the increase in the outgoing ARPU, despite the change in the customer mix. In the year over year, the 0.6% reduction was mainly due to a drop in the inbound ARPU. The blended ARPU of R$ 24.6 recorded a 19.0% increase over 2004, reflecting a decrease in the prepaid ARPU, due, among other factors, to the outgoing traffic and the MOU of the prepaid.

  The post-paid MOU increased by 6.2% and 5.6% in relation to the accumulated total for 2005 and 4Q04, respectively, due to the increase in the post-paid outgoing MOU. On the other hand, the total MOU was impacted by the changes in the customer mix, once the prepaid MOU is impacted by the reduction in the fixed-mobile inbound traffic.

INCOME STATEMENTS - TELE CENTRO OESTE PARTICIPAÇÕES S.A.
	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Gross Revenues	849.3	813.9	4.3%	820.0	3.6%	3,171.6	2,949.7	7.5%
Gross service revenues	672.5	698.7	-3.7%	663.7	1.3%	2,650.6	2,462.9	7.6%
Deductions – Taxes and others	(183.5)	(178.5)	2.8%	(158.7)	15.6%	(677.9)	(583.3)	16.2%
Gross handset revenues	176.8	115.2	53.5%	156.3	13.1%	521.0	486.8	7.0%
Deductions – Taxes and others	(96.6)	(55.6)	73.7%	(52.4)	84.4%	(222.2)	(155.9)	42.5%
Net Revenues	569.2	579.8	-1.8%	608.9	-6.5%	2,271.5	2,210.5	2.8%
Net service revenues	489.0	520.2	-6.0%	505.0	-3.2%	1,972.7	1,879.6	5.0%
Subscription and Usage	290.2	309.1	-6.1%	274.0	5.9%	1,124.6	981.8	14.5%
Network usage	178.7	188.4	-5.1%	220.7	-19.0%	761.9	840.1	-9.3%
Other services	20.1	22.7	-11.5%	10.3	95.1%	86.2	57.7	49.4%
Net handset revenues	80.2	59.6	34.6%	103.9	-22.8%	298.8	330.9	-9.7%
Operating Costs	(453.1)	(396.6)	14.2%	(403.8)	12.2%	(1,622.2)	(1,319.2)	23.0%
Personnel	(40.7)	(37.1)	9.7%	(37.6)	8.2%	(153.5)	(141.7)	8.3%
Cost of services rendered	(78.2)	(63.8)	22.6%	(37.1)	110.8%	(277.5)	(165.6)	67.6%
Leased lines	(11.5)	(11.1)	3.6%	(6.2)	85.5%	(39.7)	(25.1)	58.2%
Interconnection	(16.1)	(14.2)	13.4%	(13.8)	16.7%	(58.9)	(72.9)	-19.2%
Rent/Insurance/Condominium fees	(4.8)	(5.5)	-12.7%	(3.2)	50.0%	(15.5)	(16.0)	-3.1%
Fistel and other taxes and contributions	(28.4)	(27.3)	4.0%	(5.1)	456.9%	(109.3)	(12.3)	788.6%
Third-party services	(14.9)	(4.5)	231.1%	(8.2)	81.7%	(47.9)	(35.5)	34.9%
Others	(2.5)	(1.2)	108.3%	(0.6)	316.7%	(6.2)	(3.8)	63.2%
Cost of handsets	(126.0)	(92.4)	36.4%	(196.0)	-35.7%	(498.6)	(556.0)	-10.3%
Selling expenses	(219.1)	(165.4)	32.5%	(119.3)	83.7%	(627.8)	(395.8)	58.6%
Provision for bad debt	(113.0)	(56.2)	101.1%	(19.2)	488.5%	(224.6)	(68.3)	228.8%
Third-party services	(102.4)	(91.4)	12.0%	(90.9)	12.7%	(367.2)	(296.5)	23.8%
Others	(3.7)	(17.8)	-79.2%	(9.2)	-59.8%	(36.0)	(31.0)	16.1%
General & administrative expenses	(26.8)	(33.9)	-20.9%	(26.9)	-0.4%	(108.2)	(84.1)	28.7%
Other operating revenue (expenses)	37.7	(4.0)	n.a.	13.1	187.8%	43.4	24.0	80.8%
EBITDA	116.1	183.2	-36.6%	205.1	-43.4%	649.3	891.3	-27.2%
Margin %	20.4%	31.6%	-11.2 p.p.	33.7%	-13.3 p.p.	28.6%	40.3%	-11.7 p.p.
Depreciation and Amortization	(70.3)	(67.9)	3.5%	(58.2)	20.8%	(262.8)	(210.0)	25.1%
EBIT	45.8	115.3	-60.3%	146.9	-68.8%	386.5	681.3	-43.3%
Net Financial Income	23.8	39.5	-39.7%	11.4	108.8%	117.1	62.2	88.3%
Financial Revenues	42.3	58.4	-27.6%	39.3	7.6%	201.4	158.5	27.1%
Exchange rate variation / Monetary variation	(2.1)	4.7	n.a.	5.0	n.a.	11.0	5.1	115.7%
Other financial revenues	52.8	59.7	-11.6%	42.8	23.4%	204.9	173.9	17.8%
(-) Pis/Cofins taxes on financial revenues	(8.4)	(6.0)	40.0%	(8.5)	-1.2%	(14.5)	(20.5)	-29.3%
Financial Expenses	(18.5)	(18.9)	-2.1%	(27.9)	-33.7%	(84.3)	(96.3)	-12.5%
Exchange rate variation / Monetary variation	(2.0)	2.5	n.a.	(3.2)	-37.5%	(7.6)	(25.6)	-70.3%
Other financial expenses	(16.1)	(15.8)	1.9%	(10.6)	51.9%	(56.4)	(49.7)	13.5%
Gains (Losses) with derivatives transactions	(0.4)	(5.6)	-92.9%	(14.1)	-97.2%	(20.3)	(21.0)	-3.3%
Non-operating revenue/expenses	(2.9)	0.0	n.a.	(7.0)	-58.6%	0.1	(9.1)	n.a.
Taxes	(3.5)	(62.3)	-94.4%	(21.7)	-83.9%	(164.6)	(224.1)	-26.6%
Minority Interest	0.0	0.0	n.a.	0.0	n.a.	0.0	(3.2)	n.a.
Net Income	63.2	92.5	-31.7%	129.6	-51.2%	339.1	507.1	-33.1%

CONFERENCE CALL – 4Q05 (in English)

Webcast: http://www.vivo.com.br/ir

Date: February 24, 2006 (Friday)
Time: 11:00 a.m. (São Paulo time) and 9:00 am (New York time)
Telephone Number: (+1 973) 582-2792
Conference Call Code: VIVO or 7043968
The conference call audio replay will be available at telephone number (+1 973) 341 3080 under conference call code: 7043968 or in our website.

VIVO – Investor Relations
Charles E. Allen Adriana Rio Costa Godinho Ana Beatriz Batalha Antonio Sergio M. Botega	Janaina São Felicio Maria Ednéia Pinto Pedro Gomes de Souza
Phone: +55 11 5105-1172 Email: ir@vivo.com.br Information available at the website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.
Current Capital (Short-term capital) = Current assets – Current liabilities.
Working capital = Current Capital – Net Debt.
Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
EBITDA Margin = EBITDA / Net Operating Revenue.
PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.
NE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.

Operating indicators:

Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (contract + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
SAC – acquisition cost per customer = (70% marketing expenses + distribution network costs + handsets subsidy) / gross additions.
VC – Communication values per minute.
VC1 – Communication values for calls in the same area of the subscriber.
VC2 – Communication values for Calls posted outside the area code and inside the State.
VC3 – Communication values for Calls outside the State.
VU-M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 02, 2006

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.